UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of December 2020

(Commission File.  No. 000-30718).

SIERRA WIRELESS, INC.
(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	☐	40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:	☐	No:	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:	☐	No:	☒

Thermigas Increases Industrial Water Heater Uptime with Octave, the All-in-One Edge-to-Cloud Solution from Sierra Wireless

IoT strategy consulting firm Oxelar taps Octave to cut time to value for Thermigas’ preventive maintenance Industrial IoT application by 600 percent

VANCOUVER, British Columbia--(BUSINESS WIRE)--December 17, 2020--Sierra Wireless (NASDAQ: SWIR) (TSX: SW), the leading IoT solutions provider, today announced that Thermigas is using Octave™, its all-in-one edge-to-cloud solution, to increase uptime and reduce maintenance costs for industrial water heaters. Using Octave, IoT services & strategy consulting firm Oxelar developed and deployed a preventive maintenance Industrial IoT (IIoT) application in less than two months. By connecting its water heaters to the cloud, the application alerts Thermigas and its customers if one of these heaters needs a settings adjustment or other maintenance to prevent downtime.

Patrice Le Du, Thermigas CEO, said: “Our water heaters are business critical. If they stop working, our customers have to shut down their production lines. We’ve been trying to develop a predictive maintenance IIoT application to guarantee our water heaters’ reliability for years. But connecting our water heaters to the cloud was more challenging than we expected, and we didn’t make the progress we needed to. That changed this year. Using Octave, Oxelar delivered a working prototype at a speed we didn’t think was possible. Launching this application is a significant achievement that will drive improvements in uptime of our water heaters, cut our maintenance costs, and create a new revenue stream for our company.”

Reducing Equipment Downtime with Preventive Maintenance

Thermigas’ industrial water heaters are used by its customers to process food, chemicals, and pharmaceuticals, as well as to treat or clean industrial surfaces. Even a few minutes of downtime can stop the customers’ production lines, costing them thousands of euro for short stoppages and even higher losses for longer ones.

The new preventive IoT platform developed and managed by Oxelar extracts temperature, pressure, and other data from Thermigas’ industrial water heaters and orchestrates its integration into the cloud. If this data indicates a problem, the cloud-based IIoT application then sends real-time alerts (via email and/or SMS) to Thermigas and the customer, informing them that they need to act to prevent equipment downtime. For example, customers can avoid downtime by logging into the IIoT application to remotely adjust the heater’s settings, manually do maintenance themselves, or schedule a maintenance visit by a Thermigas technician.

Improving Loyalty, Lowering Costs, and Creating Revenue with Industrial IoT

Thermigas’ industrial water heaters are extremely reliable, with average uptimes higher than 99.9 percent. However, considering how business-critical the heaters are for its customers, Thermigas has been exploring how to use the IIoT to further increase that uptime percentage since 2016. Such an IIoT application would boost customer loyalty and satisfaction by increasing water heater reliability, but it would also allow Thermigas to ensure their water heaters are working properly prior to annual inspections by government inspectors. This would cut their costs by reducing the need to send service technicians to customers’ facilities prior to inspections.

Additionally, Thermigas planned to create new, recurring revenue by providing customers with predictive maintenance as a service, since it would lower its customers’ total cost of ownership.

Building and Commercializing an Industrial IoT Application In Less Than Two Months

For more than four years Thermigas struggled to build this application from scratch, with the extraction of data from its water heaters’ controllers, sensors, and other Operational Technology (OT) systems in particular causing them problems.

Thermigas recently partnered with Oxelar to help them find a way to overcome the barriers that were preventing them from launching a predictive maintenance application. Oxelar initially estimated it would take six to nine months for it to build the IIoT infrastructure needed to extract data from Thermigas’ water heaters and integrate it into the cloud.

However, Oxelar then tested Octave, and realized that the Modbus protocol and APIs built into the edge-to-cloud solution would allow them to easily extract data from Thermigas’ OT systems. With Octave, Oxelar was able to move from the start of application development to deployment of a commercial application prototype in less than eight weeks. Having rigorously tested the application with one of their largest customers, Thermigas currently plans to make its new predictive maintenance IIoT application generally available to all its customers in January 2021.

François Dumoulin, Oxelar CEO, said: “We have been working with customers for years on IIoT applications for remote monitoring of industrial equipment. It can take months to have the software written and to assemble the other infrastructure needed to extract, orchestrate, and act on data from this equipment. Sierra Wireless Octave simplifies this entire process. We plugged the Octave FX30 IoT gateway into the Thermigas water heater’s controllers and sensors, and were able to begin extracting data almost immediately. We are already looking at more opportunities to use Octave to provide our customers with even higher return on their IIoT investments.”

Freeing Firms to Focus on Industrial IoT Data, Not Infrastructure

In addition to reducing time to value for the application, with Octave Thermigas can send firmware and application updates over the air to their water heaters, making it easy for them to update the application with new energy efficiency and other capabilities over time.

Octave also offers Thermigas predictable message-based pricing, allowing them to accurately estimate their data transmission costs, and extensive wireless coverage, thanks to its ability to automatically connect to the best available 2G or LTE-M Low Power Wide Area (LPWA) network in an area.

Olivier Pauzet, VP Product IoT Solutions at Sierra Wireless, said: “For years, Thermigas’ efforts to create smart, IIoT-enabled assets has been hampered by complexity. This happens to too many companies, and its why we introduced Octave. By freeing Oxelar from having to worry about how to extract data from Thermigas’ water heaters and orchestrate its integration into the cloud, they could focus on using this data to predict when these heaters might need maintenance. With Octave companies can stop dreaming of how they will use the IIoT to transform their business – and start doing it.”

Visit the Octave case studies section of the Sierra Wireless website to learn more about how IoT developers and industrial companies have used Octave to build IIoT applications that have transformed their business.

About Thermigas

Founded in 1989 and headquartered in Lamballe, France Thermigas Chauffage Industriel S.A.S is a worldwide leader in decentralized liquid-heating products for industrial processes. It owes its success to its products’ reliability as well as to its innovation, which has enabled it to develop new products, including process air-heating burners to dry parts and food. For more information, visit http://thermigas.eu/en/.

About Oxelar

Oxelar is an IoT Services & Strategy Consulting company created in 2013 by two former M2M specialist consultants who worked for Service Operators. It proposes IoT Managed Services through its offer IoT-as-Services for Industrial. Its objective is to make IoT as simple as possible. It also provides digital & organization transformation and legal dedicated to IoT. For more information, visit www.oxelar.com.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is the leading IoT solutions provider that combines devices, connectivity and cloud management to unlock maximum value in the connected economy. Companies globally are adopting IoT to improve operational efficiency, create better customer experiences, improve their business models and create new revenue streams. Whether it is a solution to help a business securely connect edge devices to the cloud, or a software/API solution to manage processes associated with billions of connected assets, or a platform to extract real-time data to make better business decisions, Sierra Wireless will work with you to create the right industry-specific solution for your next IoT endeavor. Sierra Wireless operates a 24/7/365 Global Network Operation Center (GNOC) and R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

Connect with Sierra Wireless on the IoT Blog at http://www.sierrawireless.com/iot-blog, on Twitter at @SierraWireless, on LinkedIn at http://www.linkedin.com/company/sierra-wireless and on YouTube at http://www.youtube.com/SierraWireless.

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

Contacts

Kim Homeniuk
Sierra Wireless
Media Relations
phone: +1 604 233 8028
pr@sierrawireless.com

David Climie
Sierra Wireless
Investor Relations
phone: +1 604 321 1137
dclimie@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

By:	/s/ Samuel Cochrane

Samuel Cochrane, Chief Financial Officer

Date: December 17, 2020